LightBeam Electric Company

400 Harbor Drive, Suite B

Sausalito, CA 94965

415-992-3499

December 15, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	LightBeam Electric Company
Registration Statement on Form S-1 (File No. 333-203395)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

LightBeam Electric Company (the “Company”) hereby applies to the Securities and Exchange Commission (the “Commission”), pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-203395) filed with the Commission on April 13, 2015, including all exhibits thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement as a result of adverse conditions in the renewable energy market.

The Registration Statement has not been declared effective, and no securities of the Company have been sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company also informs the Commission that the Company may rely on Rule 155(c) under the Securities Act in connection with any private offering undertaken by it following the withdrawal of the Registration Statement.

If you have any questions in connection with this request, please contact the undersigned at 415-992-3499 or Christopher T. Jensen of Morgan, Lewis & Bockius LLP at 212-309-6134.

Sincerely,

LIGHTBEAM ELECTRIC COMPANY

By:	/s/ James Lavelle
James Lavelle
Chairman and Chief Executive Officer